United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale pays dividend to shareholders

Rio de Janeiro, October 16, 2012 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the second installment of the 2012 minimum dividend of US$ 3.0 billion (R$ 6,114,600,000.00), equivalent to US$ 0.582142779 (R$ 1.186523412) per outstanding common or preferred share (5,153,374,926).

Form of payment

Payment of the additional dividend will be made as follows:

1.               Distribution of R$ 6,114,600,000.00 equivalent to R$ 1.186523412 per outstanding common or preferred share, in the form of dividend, based on the number of shares on October 15, 2012 (5,153,374,926), being R$ 2,710,000,000.00 in the form of interest on capital and R$ 3,404,600,000.00 in the form of dividends, equivalent to, per share, US$ 0.258006563 (R$ 0.525868977) as interest on capital and US$ 0.324136216 (R$ 0.660654435) as dividends.

The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on October 15, 2012, of R$ 2,0382 per US dollar, as announced on January 16, 2012 and October 1st, 2012.

2.               The payment will be made from October 31, 2012 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, the depositary agent for the ADRs and HDRs, on November 7 and 8, 2012, respectively.

3.               All shareholders on these respective record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&F Bovespa is October 16, 2012. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 19, 2012 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on October 19, 2012.

4.               Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of October 17, 2012, and on HKEx as of October 18, 2012.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and

Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766

EXCERPT OF THE MINUTES OF THE

EXTRAORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.

On October 16, 2012, at 9:30 am, Messrs. Mário da Silveira Teixeira Junior - Vice-Chairman, Nelson Henrique Barbosa Filho, Robson Rocha, Renato da Cruz Gomes, Paulo Soares de Souza and José Mauro Mettrau Carneiro da Cunha, and the alternates Messrs. Hajime Tonoki, Eduardo de Oliveira Rodrigues Filho and Paulo Sergio Moreira da Fonseca met, extraordinarily, at Vale’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, RJ. Therefore, the Board of Directors has having unanimously resolved upon the following: “3.1.1 PAYMENT OF 2nd INSTALLMENT OF VALE’S SHAREHOLDERS REMUNERATION — In compliance with Vale Dividend Policy to Shareholder, approved in the Extraordinary General Shareholder Meeting held on April 27, 2005, and with the Announcement released on January 16, 2012, the Board of Directors approved, upon the Fiscal Council favorable report, as mentioned by the member of the Fiscal Council Mr. Aníbal Moreira dos Santos, who attended the meeting according to article 163 § 3º of the Brazilian Corporate Law, the payment from October 31, 2012, of the total amount of R$6,114,600,000.00, being R$2,710,000,000.00 to be paid as interest on shareholders equity, which is subject to withholding income tax at the current applicable rate, and R$3,404,600,000.00 to be paid as dividends, both representing an advance of the remuneration from the profit of the 2012 fiscal year, as of the balance sheet dated June, 2012, equivalent to R$1.186523412 per outstanding common or preferred shares issued by Vale, being R$0.525868977 as interest on shareholders equity, and R$0.660654435 as dividends respectively. All the holders, which on October 16, 2012 have shares issued by Vale, which on October 19, 2012 have Vale’s American Depositary Receipts or Vale’s Hong Kong Depositary Receipts, the latter at the close of business on October 19, 2012, shall be entitled to receive such payment.”, “3.1.2 RESIGNATION AND REPLACEMENT OF VALE’S DIRECTORS — Considering that Messrs. Ricardo José da Costa Flores and José Ricardo Sasseron presented a dismissal request to their positions on September 27, 2012, the Board of Directors resolved to nominate, pursuant to §10º of article 11 of Vale’s By-Laws, the shareholders Messrs. Dan Antonio Marinho Conrado, brazilian, separeted, degree in Law, bear the ID #674.408.924 (DETRAN-DF), enrolled within the General Taxpayers’ Register of the Ministry of Finance (CPF/MF) under #754.649.427-34, with business address at Praia de Botafogo, 501, 4th floor, Rio de Janeiro, RJ, and Marcel Juviniano Barros, brazilian, separeted, bank clerk, bear the ID #11.128.405-3 (SSP/SP), enrolled within the CPF/MF under #029.310.198-10, with business address at Praia de Botafogo, 501, 4th floor, Rio de Janeiro, RJ, as a directors. The Directors appointed herein, whose term shall last until the first General Shareholders Meeting to be held, declared to be free and clear to serve in such positions according to article 147 of the Brazilian Corporate Law (Law # 6.404/1976).”, “3.1.3 DESIGNATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS — The Board of Directors resolved to designate Mr. Dan Antonio Marinho Conrado as Chairman of the Board of Directors of Vale.” and “3.1.4 APPOINTEMENT OF THE MEMBER OF THE STRATEGY COMMITTEE — Considering that Mr. Ricardo José da Costa Flores presented a dismissal request on September 27, 2012, the Board of Directors resolved to nominate Mr. Dan Antonio Marinho Conrado as a member of the Strategy Committee of Vale”. I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.

Rio de Janeiro, October 16, 2012.

Clovis Torres
Secretary

MINUTES OF THE EXTRAORDINARY FISCAL COUNCIL MEETING OF VALE S.A. (RECF-07/12-13)

On October 10, 2012, there was an extraordinary meeting, at Vale’s head Office, at Avenida Graça Aranha, 26, Rio de Janeiro. The members of the Fiscal Council, signed below, analyzed the Executive Board’s proposal, representing the payment of shareholders remuneration, to be referred to the Board of Directors, as DDE-0510/2012. An “OPINION OF FISCAL COUNCIL ON MINIMUM REMUNERATION TO SHAREHOLDERS”, was issued and is attached. The members of the Fiscal Council, Mr. Arnaldo José Vollet and Mr. Antônio Henrique Pinheiro Silveira, participated by conference call.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Councillor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Councillor	Councillor

OPINION OF FISCAL COUNCIL ON REMUNERATION TO SHAREHOLDERS

The Fiscal Council of Vale S.A. (“Vale”), in performing its legal and statutory duties, having analyzed the Executive Board’s proposal for payment of second installment of shareholders remuneration, as DDE-0510/2012, has the opinion that the proposal is in condition to be evaluated by Board of Directors of the Company.

Rio de Janeiro, October 10, 2012.

Marcelo Amaral Moraes	Arnaldo José Vollet
Chairman	Councillor

Aníbal Moreira dos Santos	Antônio Henrique Pinheiro Silveira
Councillor	Councillor

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: October 16, 2012		Roberto Castello Branco
Director of Investor Relations